Exhibit 4.25

LEASE AGREEMENT

Made and entered into at Rosh Ha’ayin on August 13, 2006

Between:	BLUE SQUARE REAL ESTATE LTD.
2 Ha'amal Street, Afeq Park, Rosh Ha'ayin
Pvte. Co. 513765859
(hereinafter: "the Lessor" or "the Company")

of the one part;

And:	BLUE SQUARE ISRAEL LTD.
2 Ha'amal Street, Afeq Park, Rosh Ha'ayin
Publ. Co. 520042847
(hereinafter: "the Lessee" or "Blue Square")

of the other part;

WHEREAS	The Lessee is the controlling shareholder in the Lessor; and

WHEREAS	In the scope of a reorganization the Lessee transferred to the Lessor its rights in real estate properties which were owned by it, including the properties mentioned in the schedule attached to this Agreement as Appendix A, pursuant to a split agreement dated April 2, 2006 and a transfer agreement dated June 21, 2006 (hereinafter respectively: “the Properties”; “the Spin-off Agreement”; “the Transfer Agreement”); and

WHEREAS	The Lessee wishes to hire the Properties from the Lessor and the Lessor has agreed to let the Properties to the Lessee, under an unprotected lease in accordance with the provisions of this Agreement (hereinafter: “the Agreement”); and

WHEREAS	The parties wish to specify arrangements on the subjects set forth in this Agreement below.

Now therefore this Agreement witnesses as follows:

1.	The preamble to this Agreement and the appendices attached hereto constitute an integral part hereof.

2.	Interpretation

2.1	The preamble to this Agreement and the appendices attached hereto constitute an integral part hereof.

2.2	Headings to the clauses shall not be used for purposes of interpretation of the Agreement.

3.	Definitions

3.1	"The Leased Premises": all the properties set forth in Appendix A to the Agreement.

“The proceeds” – means consideration, receipts and income of whatsoever nature, excluding Value Added Tax, received by the Lessee and arising from its sales in the Leased Premises, including receipts received from a sale on credit and/or by credit cards, gift vouchers, buying coupons and electronic buying cards, and so forth. Sales on credit or sales the consideration for which is received via credit cards or post-dated checks, shall be recorded by the Lessee as part of the proceeds on the date of sale or the providing of the service. In addition, the proceeds include proceeds from franchisees, if any, but to the extent that the proceeds in respect of the activities of the franchisees is not recorded via the Lessee’s cash registers, an annual report will be given in respect thereof, at the end of the year, in accordance with the reports of the franchisees.

It is hereby clarified that the proceeds do not include returns from customers, delivery charges in respect of customers’ purchases, credit card commissions and amounts of discounts given by the Lessee and which are not included as “income” for purposes of reporting to V.A.T., including, without limitation, discounts to the Lessee’s employees and to other customers.

3.2	“The index” – the Consumer Price Index published by the Central Bureau of Statistics, or any official index that may come in its stead.

3.3	"The Basic Index" - the index in respect of December 2005.

3.4	“The new index” – the last index known on the date of effecting of any payment pursuant to the provisions of this Agreement.

4.	Purpose of the lease

The purpose of the lease is to conduct and run a supermarket as is customary from time to time in any of the chains operated by the Lessee and/or for any other legal purpose, subject to any law and permit.

5.	The lease

5.1	The Lessor hereby undertakes to let the Leased Premises to the Lessee, and the Lessee hereby undertakes to take the Leased Premises on hire from the Lessor, in accordance with the conditions set forth below.

5.2	The Leased Premises will be leased in their current condition (“as is”). The Lessee declares that it has seen and examined the Leased Premises, the physical, zoning and legal condition thereof and every other detail in regard thereto, and has found same to be fit for the Lessee’s use and suitable for the purposes of the lease, and that it takes the Leased Premises on hire in their current condition (as is), and hereby waives any allegation of non-conformity, fault or defect in the Leased Premises.

6.	Non-applicability of Tenants Protection Law

6.1	It is agreed between the parties that the lease, the Lessee and the Leased Premises are not protected under the Tenants Protection Law (Consolidated Version), 5732-1972 and/or any other law that may be enacted in the future, which protects a lessee or tenant, inter alia, by virtue of the fact that what is involved is a new building the construction of which was completed after 5731 (1971), and because on August 20, 1968 there was no tenant entitled to occupy the Leased Premises and/or by virtue of the Lessee not having paid and not having been requested to pay key money or any other payment likely to be construed as key money.

6.2	It is hereby clarified that any renovation and/or improvement and/or investment in the Leased Premises, or outside the Leased Premises, shall not be deemed under any circumstances and/or in any form, to be payment in respect of use, key money, and so forth, and shall not confer on the Lessee any right in or to such improvements, alterations or renovation.

7.	Period of lease

7.1	The period of the lease is 10 (ten) years, commencing on January 1, 2006 and terminating on December 31, 2015 (hereinafter: “the Lease Period”), save and except for property no. 41 to Appendix A (Even Yehuda), in respect of which the Lease Period will commence on the date of opening of the branch to the general public, but in any event not later than March 31, 2007 (whether or not the branch has been opened to the general public), and shall terminate on the date of termination of the Lease Period as aforesaid.

7.2	At the end of the Lease Period the lease agreement shall be extended for an additional period of lease of 5 years, commencing from the date of termination of the Lease Period as aforesaid (hereinafter: “the Period of Extension”), unless the Lessee should elect not to extend the Lease Agreement and gives prior written notice to that effect to the Lessor, not later than 24 months before the end of the Lease Period (hereinafter: “Notice of Termination”).

7.3	It is agreed that in the Period of Extension, the Lessee will be entitled to reduce the number of Properties that are included in the Leased Premises in a manner that entire Properties will be excluded from the Leased Premises, in respect of which the total rentals payable (according to the average of the rentals in the two years preceding the date of extension), does not exceed 15% of the total overall rentals payable in respect of the Leased Premises as a whole.

The Lessee’s right to reduce the area of the Leased Premises as aforesaid, is subject to the condition that such notice, accompanied by a list of the Properties which the Lessee intends to remove from the scope of the Leased Premises, shall be given in writing to the Lessor not later than 12 months before the end of the Lease Period.

7.4	During the Period of Extension, to the extent that it is exercised, all the provisions of this Agreement shall apply, mutatis mutandis, also to the Period of Extension.

7.5	It is clarified, for the avoidance of doubt, that if the Lessee vacates the Leased Premises before the end of the Lease Period other than in accordance with the provisions of this Clause 7, then without derogating from any remedy and/or relief available to the Lessor pursuant to this Agreement and according to law, the Lessee will be liable for all the payments imposed on it under this Agreement until the end of the Lease Period.

8.	Rentals

8.1	The rentals for a period of one year shall be 9% of the amount of the investment as defined below, where same is linked and adjusted to the Consumer Price Index, on the basis of the known index on the date of each investment in the Property (“basic rentals”) or 2% of the proceeds of each of the Properties that constitute the Leased Premises in the relevant year (hereinafter: “Rentals as a Percentage of Proceeds”), whichever is the higher.

8.2	“Amount of the investment” for purposes of this Agreement means the total cost of the Lessor’s investments in the Leased Premises, prior to depreciation and amortization. Notwithstanding the foregoing the Amount of the Investment shall not include:

8.2.1	Ancillary costs the Lessor has borne in respect of the actual acquisition of the Properties from the Lessee, such as Land Acquisition Tax, registration expenses, fees of consultants and advisors.

8.2.2	Costs that are imposed on the Lessor in accordance with the provisions of Clauses 9.2 and 14.2 of this Agreement.

8.2.3	Costs which the Lessor may incur for purposes of developing the Properties that comprise the Leased Premises other than for purposes of the lease.

As at December 31, 2005 the Amount of the Investment by the Lessor in each of the Properties that comprise the Leased Premises is as set forth in Appendix A.

8.3	The basic rentals shall be paid in advance once every calendar quarter, on the 17th of the first month of each quarter – namely on January 17, April 17, July 17 and October 17.

8.4	For purposes of calculating the rentals, the Lessee shall deliver to the Lessor, within 60 days from the end of each calendar year, a statement regarding the volume of proceeds in the preceding year, in respect of each and every one of the Properties that constitute the Leased Premises (hereinafter: “the Annual Statements”), where the Annual Statements are adjusted for inflation (in a manner that the proceeds for each and every month are adjusted to the end of the calendar year) and certified by an accountant. In the period from the date of commencement of the Lease Period and up to the end of the first calendar year, partial statements shall be drawn up, correspondingly.

8.5	If it should become apparent from the Annual Statements that the amount of “the Rentals as a Percentage of Proceeds”, that are due to the Lessor for the year of lease to which such Annual Statements relate, exceeds the “basic rentals” which were paid in respect of each of the Properties that comprise the Leased Premises (where same are adjusted from the date specified for payment pursuant to this Agreement and up to the end of the calendar year), the Lessee shall pay the Lessor, concurrent with submission of the Annual Statements, the amount of the difference, where such difference is linked to the index from the date of drawing up of the Annual Statements and up to the date of actual payment.

It is clarified that calculation of the differences between the basic rentals and the Rentals as a Percentage of Proceeds shall be made in respect of each and every one of the Properties that comprise the Leased Premises separately, and not on an omnibus basis with respect to the Leased Premises as a whole. In other words, if in any Property the Rentals as a Percentage of Proceeds exceed the basic rentals, Rentals as a Percentage of Proceeds shall be paid in respect of that Property, even if on a cumulative basis the total Rentals as a Percentage of Proceeds with respect to the Leased Premises as a whole have not exceeded the basic rentals in respect of the Leased Premises as a whole.

8.6	The Lessee shall add Value Added Tax to each payment of rentals, according to the rate in force at the time of payment. The Lessee shall pay the Lessor the amounts of V.A.T. as aforesaid not later than two days before the date on which the Lessor is obliged to make payment thereof to the tax authorities in accordance with the law, against it receiving a valid tax invoice.

8.7	The rentals and every other payment the Lessee is obliged to pay to the Lessor shall be paid by way of a standing instruction or by way of a bank transfer or by way of checks, all in accordance with the Lessor’s instructions, and the Lessee shall comply with every such request according to the details thereof, within 15 days from receipt thereof.

The giving of the standing instruction and/or delivery of checks shall be deemed to be payment only upon actual collection of the moneys pursuant thereto in the Lessor’s account or to its order, and every payment that is effected in accordance therewith shall be deemed to be payment “on account” of what is due to it only.

8.8	The Lessee will be liable for payment of the full rentals and the remaining payments imposed on the Lessee according to law and/or agreement, for the entire Lease Period, even if it does not make use of the Leased Premises or portion thereof for any reason.

8.9	In respect of any default of more than 10 business days in any payment for which the Lessee is liable in accordance with this clause, the Lessee shall pay the Lessor arrear interest at such rate and on such conditions as are equivalent to the interest charged by Bank Hapoalim B.M. in respect of an unauthorized overdraft in current business accounts in shekels during the relevant period, plus linkage differentials.

9.	Additional payments

9.1	It is agreed between the parties that the lease which is the subject of this Agreement is a net lease type, and accordingly the Lessee will bear and/or make payment during the Lease Period (including the Period of Extension) of the following taxes and payments:

9.1.1	All the taxes, fees, levies and other payments of any sort that are imposed and/or may in the future be imposed on the Leased Premises and/or on the business conducted therein, including municipal rates, business tax, signboard tax and/or fee, etc., as well as any tax and/or levy and/or fee that may be imposed in the future and which are imposed and/or will in the future be imposed according to law and/or custom on a occupier and/or tenant. The Lessee undertakes to make payment on due date of any amount that may be imposed on it by the authorities in respect of the business licenses and any tax or fines that may be imposed, if imposed, that are connected with operating the Leased Premises.

9.1.2	Payments in respect of the consumption of water and electricity in the Leased Premises, the telephone accounts therein, and payments of management charges and/or house committee charges therein, and also any similar and/or identical payment, as well as any other expense relating to the use of the Leased Premises and/or the operation thereof.

9.1.3	All the payments in respect of approved divergent use for purposes of operating the Lessee’s business in the Leased Premises in accordance with the purpose of the lease (including expenses for attending to an application for a permit for approved divergent use, and also in respect of a betterment levy and payments to the Israel Lands Administration, etc., that are connected with the issue of the permit for approved divergent use), to the extent that same may be demanded in the Lease Period and/or the Period of Extension.

9.2	The Lessor shall bear and/or make payment in the Lease Period (including the Period of Extension) of development fees and development levies to the local authority that may be charged according to any law against property owners.

10.	Licensing, licenses and permits

10.1	The Lessee declares that it is conversant with its business and with the conditions required for obtaining every license and/or approval and/or permit for the purposes of this Agreement, and that prior to the signing of this Agreement, it actually examined the suitability of the Leased Premises for its needs and for the objective of the Leased Premises and the possibility of obtaining all the licenses, the permits and the approvals required according to law for operating the Leased Premises in accordance with the objective of the Leased Premises, and has found the Leased Premises to be suitable for the purpose of the lease.

10.2	The Lessee is obliged to comply with and to adhere to all the laws, the by-laws, regulations etc., of every competent authority and to conform with all the standards that apply and/or which may in the future apply to the Lessee’s uses of the Leased Premises, and the business conducted by the Lessee.

10.3	The Lessor is not responsible to the Lessee for obtaining licenses and/or approvals and/or permits from the competent authorities, that are required for operating and maintaining the Lessee’s business in the Leased Premises.

10.4	The foregoing is intended only to add to and in no way to derogate from the Company’s right to any additional and/or other remedy in accordance with the Agreement and according to law.

11.	Removal of Properties and adding of new Properties

11.1	The letting of new Properties by the Lessor to the Lessee shall be effected under the conditions stipulated in this Agreement, provided that such contractual arrangement was approved by the audit committee and the board of directors of both the parties, and provided that the contractual arrangement is during the Lease Period and for a period of up to 10 years, which will be counted commencing from the date of opening of each of the new Properties to the general public and where all the Properties leased by the Lessor to the Lessee shall not exceed an aggregate area of 60,000 sq.m. (an increase of approximately 20% as against the Properties leased to the Lessee as at the date of commencement of the Lease Period under this Agreement (January 1, 2006). It is clarified that also with respect to the new Properties, the Lease Period will be extended as provided in sub-clause 7.2 above, but the provisions of Clause 7.3 above will not apply thereto.

The validity of this sub-clause requires the ratification of the Company’s general meeting after completion of an issue of the Company’s securities to the public, in accordance with Section 275 of the Companies Law.

11.2	If the Lessee wishes to terminate a lease in respect of portion of the Properties that comprise the Leased Premises before the elapse of the Lease Period, the Lessee will be entitled to do so by way of prior notice of 12 months.

Early termination of the lease in accordance with this possibility is limited to a number of Properties forming part of the Leased Premises the total cumulative area of which does not exceed 5% of the aggregate area of the Leased Premises as at the date of commencement of the Lease Period (January 1, 2006). For the avoidance of doubt it is clarified that the contents of this sub-clause are in addition to what is stated in Clause 7.3 above.

11.3	The Lessor hereby is granted the right to shorten or temporarily to cease the Lease Period of Properties No. 22, 28, 7 in Appendix A to this Agreement, which form part of the Leased Premises (Ramat Hahayal, Raanana center, Ramat Hatayasim), in the event that this is required by it for purposes of development and/or building construction on the land on which the Properties stand (hereinafter: “the Development Works”), subject to giving the Lessee advance notice of 12 months, and subject to the condition that on the date of vacation a building permit has been granted for the Development Works.

11.4	In addition to the contents of Clause 11.3 above, the Lessor is granted the right to shorten or temporarily to cease the Lease Period in respect of any 7 branches (5 in the Lease Period and another 2 in the Period of Extension), in the event that this is required by it for Development Works. This shall be subject to giving the Lessee prior notice of 12 months and subject to the condition that on the date of vacation a building permit has been granted for the Development Works, and, subject to the condition that the Lessor shall bear the costs of vacating the branch and shall provide the Lessee, not later than 24 months from the date of vacation, with an alternative branch in the same location having similar attributes (area, standard of finish, etc.), at its expense.

11.5	The Lessor is planning to erect and operate small fuel stations on some of the Properties that form part of the Leased Premises. It is agreed between the parties, that in relation to every such station that may be erected with the Lessor’s consent, the Lessor shall bear the costs of establishing the station, apart from equipment, as shall be agreed. The costs of establishment will be added to the Amount of the Investment. The revenues from the sale of fuels will not be taken into account for purposes of determining the rentals as a percentage of proceeds.

12.	Liability and insurance

The liability of the parties and the insurances imposed on each of them are as set forth in Appendix B to this Agreement, which will be signed within 30 days, if it is not signed at the time of signing of this Agreement.

13.	Transfer of rights

13.1	The Lessee undertakes not to transfer, directly or indirectly, its obligations and its rights under this Agreement to another/others, and not to grant any third party rights of use of any sort in the Leased Premises, except with the Lessor’s prior written approval.

13.2	Notwithstanding the foregoing, the Lessee will be entitled to let any of the Properties that form part of the Leased Premises, under a sub-lease, subject to fulfillment of all the following conditions:

13.2.1	The giving of prior written notice of 30 days to the Lessor.

13.2.2	The substitute tenant shall sign an undertaking directly to the Lessor to fulfill all the provisions of this Agreement.

13.2.3	The Lessee will remain liable for the fulfillment of all the provisions of this Agreement, jointly and severally with the substitute tenant.

13.3	In addition, the Lessee will be entitled to give a right of use as a licensee to franchisees who operate in the chain of stores operated by the Lessee, as is customary from time to time at the Lessee, provided that the Lessee shall continue to be fully liable for all its obligations pursuant to this Agreement.

13.4	The Lessor will be entitled to transfer its rights and/or obligations pursuant to this Agreement, in whole or in part, at its sole discretion, subject to the condition that the Lessee’s rights under this Agreement shall not be adversely affected, and the Lessee undertakes to fulfill its obligations under this Agreement to any such transferee.

14.	Maintenance and repairs

14.1	The Lessee will be solely responsible to repair any defect, fault or damage of whatsoever nature that may come about in the Leased Premises, in the accessories, facilities and the equipment therein, including mechanical breakdown and damage resulting from normal and reasonable wear and tear (hereinafter: “the Damage”) and shall do so immediately after the occurrence of the Damage and at its expense.

14.2	Notwithstanding the contents of Clause 14.1 above, the Lessor will be responsible for the repair of a defect and/or fault and/or Damage that occurs in the construction frame of the building of the Leased Premises and/or in the water proofing sealing thereof, provided that these are not caused as a result of an act and/or omission on the part of the Lessee and/or someone acting on its behalf.

15.	Alterations to the Leased Premises and building additions

15.1	The Lessor will be entitled, in its sole discretion, to add an addition of building areas in each of the Properties that comprise the Leased Premises, to the extent that the town planning schemes which apply and/or may in the future apply allow this, without it being obliged to give prior notice to that effect to the Lessee or to obtain the Lessee’s consent thereto, subject to this not adversely affecting the Lessee’s rights pursuant to this Agreement, and without this leading to an increase in the rentals.

15.2	The Lessee shall be entitled to make any alteration to the Leased Premises which is in the nature of being “an internal alteration”, as defined below in this sub-clause, without the necessity for obtaining the Lessor’s consent thereto, subject to the condition that execution of the alteration is for the continued running and operation of a supermarket in the Leased Premises, and not for any other purpose. The Lessee shall notify the Lessor about the alterations and the execution thereof in writing and in advance.

“Internal alteration” – means any alteration and/or addition, provided that such alteration shall not adversely affect the systems that are common to the Leased Premises and other units in the building in which the Leased Premises are located and/or of creating external alterations to the Leased Premises and/or to the building in which the Leased Premises are located and/or provided that same shall not constitute an exploitation of building rights in the Leased Premises in excess of those that exist at the time of commencement of the Lease Period.

15.3	Should the Lessee wish to effect any alteration which does not constitute an internal alteration, as defined above, it will only be entitled to do so subject to obtaining the Lessor’s prior written approval thereto. The Lessor shall not unreasonably withhold consent to the Lessee’s request. It is agreed that in the scope of reasonable and pertinent reasons as aforesaid, the Lessor will be entitled to demand that at the end of the lease the condition thereof be restored to its former state. If the Lessor has agreed to bear costs of any alterations to the Leased Premises, the Lessor’s costs will be added to the Amount of the Investment as referred to in Clause 8.2 above.

15.4	The Lessee will be solely responsible for obtaining from all the entities and the authorities any permit and/or license and/or approval that is required according to any law for executing the alterations, prior to performing any alteration.

16.	Vacation

16.1	The Lessee shall vacate the Leased Premises at the end of the Lease Period, and shall return sole possession of the Leased Premises to the Company, with the Leased Premises being in good order and condition and fit for use and free and vacant of any person and article not being the property of the Company.

16.2	All the works and/or alterations and/or additions and/or renovations that have been made by the Lessee and which are affixed to the Leased Premises will, at the end of the Leased Premises, pass into the possession and ownership of the Lessor, and the Lessee waives in advance any allegation and/or any monetary demand in connection therewith. Notwithstanding the foregoing it is clarified that the Lessor will be entitled to demand that the Lessee restore any alteration that has been made in the Leased Premises without the Lessor’s approval as required under the provisions of this Agreement to its former condition, and in such case the Lessee will do this at its expense.

16.3	In addition the Lessee shall, as soon as possible after the end of the Lease Period or the actual vacation of the Leased Premises, deliver confirmations from the Electric Corporation and the local authority to the effect that the Lessee has no debt in respect of the consumption of electricity and/or water and/or for taxes and/or fees to the local authority in respect of the Leased Premises up to the end of the Lease Period or up to the date of actual vacation, whichever is the later.

16.4	Should the Lessee fail to vacate the Leased Premises on due date, then without derogating from the Lessor’s rights against the Lessee pursuant to the Agreement and according to law, after a default of 7 days, the Lessee shall pay the Lessor agreed pre-estimated liquidated damages in an amount of double the rental in respect of each day of default in vacation.

17.	Breaches – remedies:

17.1	The provisions of the Contracts Law (Remedies for Breach of Contract), 5731-1970 shall apply to a breach of this Agreement.

17.2	Without derogating from the provisions of Clause 17.1 above, in each of the cases mentioned below the Lessor will be entitled to cancel the Agreement and to demand immediate vacation of the Leased Premises:

17.2.1	Bankruptcy or liquidation proceedings are taken against the Lessee and have not been withdrawn within 60 (sixty) days.

17.2.2	A receiver is appointed for the Lessee and/or in respect of a material portion of its assets, and the appointment has not been set aside within 60 (sixty) days.

17.2.3	The Lessee has applied to the court with an application to stay proceedings against it, or with an application to reach an arrangement with creditors.

18.	Set-off

It is hereby agreed that the amounts for which the parties to this Agreement are indebted will not be capable of being set off.

19.	Arbitration

19.1	Any disputes that may arise between the parties, inter alia in connection with and/or relating to this Agreement and/or in connection with any of the provisions hereof and/or in connection with the implementation and/or breach of this Agreement, if any, shall be brought first for resolution in the framework of a forum that will include the CEO of the chain, a representative of the Lessor and a representative of the Lessee, on a basis that the representatives will be the chairman of the audit committee of the Lessee and the Lessor or another director of the companies who will be appointed by the audit committee, provided that he does not have a personal interest in the dispute. If the aforesaid forum does not reach a resolution of the dispute by agreement, the Agreement will be referred for the decision of an arbitrator who will be appointed by the parties by mutual consent and in the absence of consent between them the arbitrator will be appointed by the legal advisor of Blue Square.

19.2	The arbitrator shall adjudicate on the aforesaid disputes or on any of them after having been requested to do so by notice in writing signed by any of the parties to this Agreement.

19.3	The arbitrator will be bound by the substantive law, but will not be bound by the rules of evidence and of procedure and he will be obliged to give reasons for the arbitration award.

19.4	This clause constitutes a valid arbitration agreement within the meaning thereof under the Arbitration Law, 5728-1968.

20.	Condition precedent

The coming into force of this Agreement is contingent upon obtaining approval of the competent organs of each of the parties.

21.	Sending of notices

The addresses of the parties are as set forth at the head of the Agreement and any notice that may be sent by one party to other shall be deemed to have been delivered to its destination at the end of 72 hours from the time of delivery for dispatch by registered mail in Israel or within one business day if delivered by hand or by facsimile.

In Witness Whereof the Parties have Hereunto Signed:

By: /s/ David Weissman /s/ Ilan Kliger —————————————— Blue Square-Israel Ltd.	By: /s/ David Weissman /s/ Zeev Stein —————————————— Blue Square Real Estate Ltd.

List of Properties - Appendix A to Notarial/Irrevocable Power of Attorney dated

	Block	Parcel	Street	Town/City

1	8019	3, 70, 71	Hameyasdim	Even Yehuda
2	39577	1, 2	20 Herzl	Ofakim
3	40048	1	Derech Yotam	Eilat
4	40029	17, 18, 19	23 Hativat Golani	Eilat
5	40048	1	Derech Yotam	Eilat
6	40096	1	290 - 294 Sheshet Hayamim	Eilat
7	4060	44-51, 58	32 Ben Zakai	Elad
8	None	None	78 Tzionit	Ariel
9	2462	45	Hapalmach/Ad Halom	Ashdod
10	2074	151	Sderot Menachem Begin/Kalanit Center	Ashdod
11	2061	111	Hof Lido	Ashdod
12	1929	211, 208, 207	40 Hahistadrut	Ashkelon
	1945	33
13	38094	32/2	2 Mivtsa Ovda	Beer Sheva
14	38100	59	49 Mivtza Yoav	Beer Sheva
15	None	None	22/24 Baba Sali	Beitar Elite
16	7131	39/15	20 Mivtsa Sinai	Bat Yam
17	7122	47	20a' Amal	Bat Yam
18	6156	535	13 Tfutzot Israel	Givatayim
19	6154	435/2, 3	20 Weizmann	Givatayim
20	3876	72, 140	Weizmann/Pines	Gadera
21	6670	268	10 Shaar Hayam	Herzliya
22	6558	151	19 Katznelson	Herzliya
23	11319	88	Hahalutzim/Hakovshim	Zichron Ya'akov
24	10036	438	19 Smilanski /Hillel Yaffe	Hadera
25	7731	126/1	21 Ha'atzmaut	Hadera
26	6021	1012/1	104 Hahistradrut	Holon
27	10817	29, 30, 31	37 Ha'aliya Hashniya	Haifa
28	10735, 12064, 12065	24, 50, 58	8 Friman	Haifa
29	11636	3	71 Yigal Yadin/ Halutzei Ta'asiya	Haifa
30	Block 10307	Parcel 124	Sderot Hanassi, Merkaz Carmel	Haifa
	Block 10809	Parcel 494
31	10870	Present parcel - 59	20 Hanna Senesh	Haifa
		Old parcel - 25, 26
32	Block 11098	Parcels 58, 204, 206, 208, 210	Canyon Drachim	Yokneam
	Block 11495	Parcels 23, 58, 66, 68, 71
33	30113	7	Beitar / Yonovsky	Jerusalem
34	30141	137	Pierre Kenig/8 Harekavim	Jerusalem
35	8150	4, 5, 6, 7, 8	6 Sharet	Kfar Yona
36	6431	184	2 Y. Cohen	Kfar Saba
37	Block 7613	Parcel 96	1 Atir Yeda	Kfar Saba
	Block 7615	Parcels 13, 17
38	19160	9	3 Maaleh Kamun	Carmiel
39	Block 3968	Parcel 41	14 Arba'a Onot	Lod
	Block 3970	Parcel 102
40	17455	45, 47, 57, 110, 117	39 Nitzanim / Atzmaut	Migdal Emek
41	5690	Parcel 19 sub-parcel 1	24 Emek Dotan	Modi'in
42	5569	21	Emek Beit Shean/Yehezkel Hanavi	Modi'in

43	None	None	2 Sderot Yehezkel	Modi'in Elite
44	3898	38	Sderot Eliyahu/Lilach	Mazkeret Batia
45	5313	78	Rananim Commercial Center	Maccabim /Reut
46	18133	19	2 Irit	Nahariya
47	6502	300/2	30 Hashaked /Pninim	Naveh Monoson
48	3845	269/1	Hairusim	Ness Ziona
49	17531	64, 65	Yakinton/Atara	Natzeret
50	17742	6	1 Amal	Natzeret
51	39583	3, 30	123Yosef Smilo	Netivot
52	8260	286/1	29 Jerusalem	Netanya
53	8264	113/3	14 Shtempepper	Netanya
54	8271	180	32 Harav Kook	Netanya
55	16699	14-16	Kehilat Zion	Afula
56	4044	22-34, 36, 37	96 Derech Menachem Begin	Petach Tikva
57	6361	444	73 Shtempepper / Avniel	Petach Tikva
58	11022	34	10 Haatzmaut	Kiryiat Ata
59	11051	71, 103, 112	Zevulun/Ha'atzmaut	Kiryiat Ata
60	3945	Parcel 718 sub-parcel 12	65 Jabotinsky	Rishon Le-Zion
61	3946	221	33 Shimon Peres	Rishon Le-Zion
62	3699	248/2	15 Derech Yerushalayim	Rehovot
63	3698	2, 15, 16	2 Yerushalayim / Medar	Rehovot
64	3654	28, 30	26 Derech Hayam	Rehovot
65	4341	25, 26	Sderot Yerushalayim/Nofei hamad	Ramle
66	6126	8, 26-28	2 Haroeh	Ramat Gan
67	Block 6547	Parcel 138	Haharoshet	Ramat Hasharon
	Block 6550	Parcel 92
68	6580	Parcel 23 sub parcel 4	114 Ahuza	Raanana
69	7655	122	11 Hahistadrut	Raanana
70	6847	10	161 Emek Ayalon	Shoham
71	6111	608, 609	20 Weizmann	Tel Aviv
72	7091	Parcel 65 sub parcel 2	7 Kfar Dizengoff /Beilinson	Tel Aviv
73	6134	561/2	76 La Guardia	Tel Aviv
74	6111	Parcel 744 sub parcel 64	30 Ibn Gvirol	Tel Aviv
75	6212	865, 866, 867	46-48 Yehuda Macabbi	Tel Aviv
76	6625	Parcel 954 sub parcel 1, 2	15 Lea	Tel Aviv
77	6982	19	44 Yisrael Guri	Tel Aviv
78	6336	450, 451	7 David Marcus	Tel Aviv
79	6630	Parcel 561 sub parcel 8	13 Oppenheimer	Tel Aviv
80	7108	54	57 Yigal Alon	Tel Aviv
81	6111	838, 841, 848	12 Uri	Tel Aviv
82	6636	Parcel 654 sub parcel 1	209 Bnei Ephraim	Tel Aviv
83	7244	81	Maapilei Haegoz/Snapir	Tel Aviv
84	7060	57, 58	108 Levinsky	Tel Aviv
85	6624	367, 368	2 Grofit	Tel Aviv
86	6626	19-24	8 Becker	Tel Aviv
87	6892	41	14 Aluf	Tel Aviv
88	7800	262	4 Hashaked	Tel Mond
89	6495	Parcel 24 sub-parcels 3+4	53 Herzl	Kiryiat Ono
90	7655	291	88 Borochov /Kinneret	Raanana
91	7657	4	2 Weizmann	Raanana
92	6163	Parcels 24 and 46,	4 Oded	Tel Aviv
		Sub-parcel 10
93	7104	93	94 Heshmonaim	Tel Aviv
94	8977	48	Hatamar / Hataana / Harimon	Elyachin
95	2192	109	Yarmuch/Kinneret	Ashdod

96	12105	59	Harimon	Givat Ada
97	11636	3	71 Yigal Yadin / Halutzei Taasiya	Haifa
98	11578	58 - 59	Shenkar / Haitztadion	Haifa
99	16699	17-19	Kehilat Zion	Afula
100	Block 10393	Parcels 17, 19	Haruv / Savyon	Rechasim
	Block 11145	Parcel 103
101	4341	25, 26	Hatamar / Hataana / Harimon	Elyachin